SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant [   ]

Filed by a Party other than the Registrant [X]

Check the appropriate box:

[X]   Preliminary Proxy Statement

[   ]  Confidential, for Use of the Commission Only (as permitted by
       Rule 14a-6(e)(2))

[   ]  Definitive Proxy Statement

[   ]  Definitive Additional Materials

[   ]  Soliciting Material under Rule 14a-12

                              DCB Financial Corp.
                    ........................................
              (Name of the Registrant as Specified in its Charter)

                                S. Robert Davis
                    ........................................
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]  No fee required.

[   ]  Fee computed on the table below per Exchange Act Rules 14a-6(I)(4)
       and 0-11

1.  Title of each class of securities to which transaction applies:
2.  Aggregate number of securities to which transaction applies:
3. Per unit price or other underlying value of the transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):
4.  Proposed maximum aggregate value of the transaction:
5.  Total fee paid:

[   ]  Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee if offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1.  Amount previously paid:
2.  Form, schedule, or registration statement no.:
3.  Filing party:
4.  Date filed:

                              DCB FINANCIAL CORP.

                ________________________________________________


                         ANNUAL MEETING OF STOCKHOLDERS

                                  May 21, 2003

               __________________________________________________


                 PRELIMINARY PROXY STATEMENT OF THE DAVIS GROUP

         IN OPPOSITION TO THE BOARD OF DIRECTORS OF DCB FINANCIAL CORP.

                     WHY YOU WERE SENT THIS PROXY STATEMENT

This proxy statement and WHITE proxy card are being furnished to holders of the common stock (the "Stockholders"), without par value (the "Common Stock"), of DCB Financial Corp. (the "Company"), in connection with the solicitation of proxies by the Davis Group (defined below). The Davis Group is soliciting proxies for the purposes of electing a slate of directors in opposition to the slate nominated by the Company's management.

The Davis Group beneficially owns an aggregate of 210,677 shares (approximately 5.05%) of the Company's Common Stock. The Davis Group consists of S. Robert Davis, Randall J. Asmo and Harley J. Scott. This proxy statement sometimes refers to the Davis Group as the "Group", "we", "us", "our" and variations of those words.

The Davis Group is soliciting proxies to be used at the Company's Annual Meeting of Stockholders, to be held on May 21, 2003 (the "Annual Meeting"). As of March 28, 2003, the Record Date for the Annual Meeting, 4,172,034 shares of Common Stock of the Company were outstanding and entitled to vote, with each share being entitled to one vote for each nominee and each proposal that comes before the Annual Meeting. Only Stockholders who own Common Stock on March 28, 2003, the Record Date set by the Company, will be entitled to vote. The Company's principal executive offices are located at 110 Riverbend Avenue, Lewis Center, Ohio 43035. This proxy statement is first being mailed to Stockholders on or about April 18, 2003.

                                    PROPOSAL

To nominate Harley J. Scott, S. Robert Davis, and Randall J. Asmo, each of whom has consented to such nomination and agreed to serve if elected, to fill three seats on the Board of Directors stated by the Company to be currently held by individuals designated as Class I directors or whose terms expire at the Annual Meeting.

     WHY WE ARE NOMINATING A SLATE OF CANDIDATES FOR THE BOARD OF DIRECTORS

                        OUR GOAL IS TO MAXIMIZE THE VALUE
               OF THE COMPANY'S COMMON STOCK FOR ALL STOCKHOLDERS

We believe our fellow Stockholders have the same goal: to maximize the value of the Company stock they own. We do not believe that the value of the Company's Common Stock can be maximized if the current Board of Directors and management team continue to follow the business plan that has been in place for the past few years. It is our belief that the Board and management have yet to offer any route to maximizing shareholder value other than the plan that the Company has been on and that was discussed by management at the 2002 annual shareholders' meeting. We believe that now is the time for Stockholders - the true owners of the Company - to be heard.

Based upon the performance of both the Company and the Company's stock (as described in greater detail in the section of this Proxy Statement captioned "Take a Look at the Company's Recent Poor Performance"), we believe that the Board of Directors has not for some time taken any actions that have improved Stockholder value. The termination of the employment of the Company's former Chief Executive Officer and President and the subsequent hiring of his replacement were, in our opinion, positive events. However, it is our belief that the hiring of a new President and Chief Executive Officer alone is not enough. Accordingly, it is our opinion that electing new directors to the Board, whose directors' role would be among other things serving as a "watchdog" on behalf of the Stockholders, is a continued step in the right direction.

We believe that the only way to maximize Stockholder value effectively is to further change the current business plan and to take additional steps towards improving the Company's financial performance. Failing that, it is our opinion that selling or merging the Company with a stronger bank is the final option, although we must stress that we remain committed to our intended goal of improving the Company's current performance through representation on the Company's Board. In our opinion, while a sale or merger of the Company is a viable option, it is not the preferred option at this point in time.

Our nominees, if elected, intend to encourage other Board members and management to pursue all reasonable steps toward improving the Company's financial performance, with a focus on two items in particular: (1) reducing the Company's occupancy costs that, as reflected in the Company's routine filings with the Securities and Exchange Commission as well as the FDIC, are continuing to rise at a rate that has been outpacing most of the Company's peer group (based upon the Uniform Bank Performance Reports filed quarterly by the Company with the
FDIC); and (2) ending the self-dealing transactions with existing Directors that in our opinion are simply not the proper way for a public company to conduct business, regardless of whether or not certain prescribed procedures have been followed in entering into such self-dealing transactions. The Group's nominees, if elected, will only hold 3 of the 12 Directorships on the Board, and would need the vote of at least 4 other Board members to implement any plans or proposals.

              TAKE A LOOK AT THE COMPANY'S RECENT POOR PERFORMANCE

By means of a letter to Stockholders and a press release, both dated February 14, 2003 and filed with the Securities and Exchange Commission on February 14, 2003 and February 18, 2003 respectively, the Company recently announced its results for the 2002 fiscal year, which reflected an 11% decline in net income from the 2001 fiscal year. Although the announcement does not overtly state the performance for the fourth quarter of 2002, net income for the quarter declined by 10% from the fourth quarter of 2001, based upon the financial information contained in the Company's Form 10-K filing for the 2001 fiscal year filed with the Securities and Exchange Commission on March 31, 2003 (the "2001 Form 10-K"). The decline was explained in the letter to Stockholders by a statement that it was primarily due to increased loan losses. We feel this explanation to be disingenuous and rather insulting from a financial point of view. What the Company did not explain in its letter to Stockholders was that for the prior year's fourth quarter, the bank had a substantial write off of approximately $1.4 million, as reported by the Company in its 2001 Form 10-K. If we take a closer look at these results we feel the true story reflects a substantial decline in net income for both the quarter and the year. If the write off was not included in the results for the fourth quarter of 2001, the results for the fourth quarter of 2002 would have been down approximately 88% and for the year 2002 by approximately 26%.

              COMPANY'S PERFORMANCE COMPARED TO OTHER PUBLIC BANKS

As reported in the Company's Form 10-K for its 2002 fiscal year, filed with the SEC on March 31, 2003, the Company currently has assets of approximately $523 million. Set forth below is a line-graph presentation comparing cumulative five-year shareholder returns for the Company, an SNL Financial LLC index comprised of public banks in the $100 million - $500 million range of asset size and traded on the over-the-counter bulletin board or on pink sheets (the Company is included in this index), an SNL Financial LLC index comprised of all public banks traded on the over-the-counter bulleting board or on pink sheets, and an index prepared by SNL Financial LLC comprised of fifteen Midwest commercial banks with total assets between $400 million and $600 million (the "SNL Midwest Peer Group").

As you can see from the following performance chart, the five year total return for Stockholders as of December 31, 2002 was a dismal negative 2.8% as compared to a total return of over 33% shown for the SNL Midwest Peer Group. You be the judge of your Company's performance!

                            TOTAL RETURN PERFORMANCE


                                        Period Ending
                     ----------------------------------------------------------
Index                12/31/97  12/31/98  12/31/99  12/31/00  12/31/01  12/31/02
-------------------------------------------------------------------------------
DCB Financial
 Corporation            100.00  78.70      68.85      54.47      66.14   97.18
SNL $100M-$500M
 OTC-BB and Pink
 Banks                  100.00  117.85    107.32      90.72     104.50  125.36
SNL All OTC-BB
 and Pink Banks         100.00  116.68    102.17      87.67      91.88  114.30
SNL Midwest Peer
 Group                  100.00  114.49    115.28      92.43     110.99  133.07


                        OTHER MATTERS TO BE CONSIDERED
                           AT THE 2003 ANNUAL MEETING

Wallace E. ("Eddie") Edwards, a fellow Stockholder, has submitted to the Company a shareholder proposal that is being carried in the Company's proxy statement. In order for you to conveniently be able to return the enclosed WHITE proxy card for your voting instructions with respect to all proposals that we are aware of that are to be presented at the 2003 Annual Meeting, we are including the text of and supporting statement for Mr. Edwards' proposal in this proxy statement and have also included an area on the enclosed proxy card for you to indicate your voting instructions as to Mr. Edwards' proposal. If no marking is made on your WHITE proxy card with respect to Mr. Edwards' proposal, you will be deemed to have given a direction to your proxy to ABSTAIN from voting on such matter. We are not making any recommendation on Mr. Edwards' proposal.

             TEXT OF MR. EDWARDS' PROPOSAL AND SUPPORTING STATEMENT

Proposal:

RESOLVED, that the shareholders of DCB Financial Corp. ("Company") authorize and urge the Company's Board of Directors to retain an investment bank to solicit offers for the purchase of the Company's stock or assets.

FURTHER RESOLVED, that the Board, within 120 days from the date of the approval of these Resolutions, is urged to present the highest offer to purchase the Company's stock or assets to the shareholders for their acceptance or rejection of such offer.

Supporting Statement:

The value of a $100.00 investment in the stock of DCB Financial Corp. ("DCBF") on December 31, 1996, would have been worth $101.39 five years later, as DCBF disclosed in its 2002 Proxy Statement. In comparison, that same investment would have been worth $164.10 under the S&P Major Regional Bank Index, and worth $166.25 under the S&P 500 Index, the indices specifically included by DCBF for comparison in the 2002 Proxy Statement.

                            Value of $100 Investment

                                 1996    1997    1998    1999    2000    2001
DCB Financial Corp.             100.00  148.44  121.47  101.19  79.23   101.39
S&P Major Regional Bank Index   100.00  149.56  164.00  141.75  179.48  164.10
S&P 500 Index                   100.00  133.36  171.51  207.62  188.66  166.25

A return of only $1.39 over five years would be disappointing and disturbing to any shareholder, and evidences management's inability to increase share prices and the value of DCBF. Extraordinary action is necessary to increase the returns to shareholders on their investment in DCBF.

This proposal gives shareholders a process to determine the true market value of DCBF by urging the use of a reputable investment banking firm to actively solicit bids for the purchase of DCBF. The Board is then urged to submit the highest offer to the shareholders, who will have the opportunity to determine whether to approve the sale of DCBF.

If a possible sale of DCBF is eliminated from consideration, the shareholders will be unable to make an informed decision on the true value of their investment. The shareholders are the owners of DCBF and are entitled to make decisions concerning its sale. The Board serves at the will of the shareholders and for their benefit, and thus has a duty to act in the best interests of the shareholders. If another five years pass with a return of only $1.39 on an $100.00 investment, will the shareholders feel that their best interests have been served if offers to acquire DCBF have gone uninvited, unexplored, or undisclosed?

Approval of this proposal will give the shareholders information on how valuable DCBF may be. You are urged to vote "YES" to this proposal.

                              HOW TO VOTE BY PROXY

To elect the Group's nominees to the Board of Directors, please promptly complete, sign, date and mail the enclosed WHITE proxy card in the enclosed postage-paid envelope. Whether you plan to attend the Annual Meeting or not, we urge you to complete and return the enclosed WHITE proxy card.

We strongly encourage you to sign and date the enclosed WHITE proxy card and return it to us in the enclosed prepaid envelope TODAY, and encourage you NOT TO VOTE ON THE COMPANY'S PROXY CARD, as doing so, regardless of how you vote on the WHITE proxy card, will revoke all prior proxies you have returned. Please note that if you later vote on the proxy card delivered to you by the Company (even if it is to withhold authority to vote for the Company's nominees and proposals) you will revoke your previous votes made on the WHITE proxy card. Although you may vote more than once, only one proxy will be counted at the Annual Meeting, and that will be your latest-dated, validly executed proxy. Remember, only your latest dated proxy card will count.

Properly executed proxies will be voted in accordance with the directions indicated on the card. If you sign the WHITE proxy card but do not make any specific choices, your proxy, Mr. Davis (a member of the Group), or his designee, will vote your shares "FOR" the election of the slate of nominees, Mr. Davis, Mr. Asmo, and Mr. Scott, to the Board of Directors.

You should refer to the Company's proxy statement to be distributed to you by the Company for the names, backgrounds, qualifications and other information concerning the Company's nominees for the Board of Directors.

If any other matters are presented at the Annual Meeting, your proxy will vote in accordance with the best judgment of the Group. At the time this Proxy
Statement was mailed, we knew of no matters that are to be acted on at the Annual Meeting, other than those discussed in this Proxy Statement.

If any of your shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the record date, only that company can vote your shares and only upon its receipt of your specific instructions. Accordingly, please contact the person responsible for your account at such company and instruct that person to execute and return the WHITE proxy card on your behalf. You should also sign, date and mail the voting instruction form your broker or banker sends you when you receive it. Please do this for each account you maintain to ensure that all of your shares are voted.

                          VOTING AND PROXY PROCEDURES

The Board of Directors of the Company consists of 12 directors, and is divided into 3 classes of directors having staggered terms of 3 years. At the Annual Meeting, 3 Directors shall be elected. If elected, Mr. Davis, Mr. Asmo and Mr. Scott would serve 3-year terms expiring in May of 2006. If Mr. Davis, Mr. Asmo and Mr. Scott are elected, they will represent a minority interest of the Board of Directors (3 of 12 seats).

The 3 nominees who receive the largest number of votes cast "For" their election will be elected to the Board of Directors. Thus, shares represented at the Annual Meeting in person or by proxy but withheld or otherwise not voted for the election of directors, including abstentions and broker non-votes (when proxy authority is not given to a broker holding securities in "street name"), will not have an impact on the outcome of the election of directors.

Cumulative voting. Stockholders of the Company may cumulate their votes for the election of directors, allowing Stockholders to vote the number of shares owned by them multiplied by the number of directors to be elected, and to then cast the total of those votes for one nominee, or to allocate them among the nominees as the Stockholder desires. In order to exercise cumulative voting rights, at least one Stockholder must give notice 48 hours in advance to the Company's President, Vice President or Secretary that they wish to exercise their cumulative voting rights, and the ability to cumulate votes for directors is announced at the beginning of the Annual Meeting. The Davis Group intends to exercise its cumulative voting rights with respect to shares of Common Stock owned by it, and is soliciting the discretionary authority to cumulate votes by proxies given, so votes cast by Stockholders on the enclosed WHITE proxy card will be cumulated for the Nominees as the Davis Group so desires. Unless instructed to the contrary, the shares represented by proxy will be voted "FOR" the election of the Group's Nominees.

The presence of a majority of the outstanding shares of Common Stock entitled to vote at the Annual Meeting, present in person or by proxy, will constitute a quorum. Abstentions and broker non-votes are counted for purposes of determining a quorum.

Revocation of proxies. Any proxy may be revoked by you at any time prior to the time a vote is taken by taking one of the following steps: (1) delivering to the Secretary of the Company a notice of revocation bearing a later date that the date on the proxy being revoked; (2) delivering a duly executed proxy bearing a later date than the date on the proxy being revoked; or (3) by attending the Annual Meeting, and voting in person (but attendance at the Annual Meeting, without voting personally, will not by itself constitute revocation of a prior-delivered proxy).

                           COSTS OF THE SOLICITATION

This Proxy Solicitation is being conducted by the Davis Group, consisting of S. Robert Davis, Randall J. Asmo and Harley J. Scott (the "Participants").

The entire expense of preparing and mailing this proxy statement and any other soliciting material and the total expenditures relating to the solicitation of proxies (including, without limitation, costs, if any, related to advertising, printing, fees of attorneys, financial advisors, solicitors, accountants, public relations, transportation and litigation) will be borne by the Participants. In addition to the use of the mails, proxies may be solicited by the Participants by telephone, electronic mail and/or personal solicitation, for which no additional compensation will be paid. Banks, brokerage houses, and other custodians, nominees, and fiduciaries will be requested to forward solicitation materials to the beneficial owners of the Common Stock that such institutions hold, and the Participants will reimburse such institutions for their reasonable out-of-pocket expenses.

The Participants have retained D.F. King & Co., Inc., a proxy solicitation firm, to assist in the solicitation of proxies by use of the mails at a fee estimated not to exceed $20,000.00, plus reimbursement of reasonable out-of-pocket expenses. That firm will utilize approximately 25 persons in its solicitation efforts.

The Participants estimate that the total expenditures relating to the solicitation of proxies will be approximately $150,000.00 (including, without limitation, costs related to advertising, printing, fees of attorneys, financial advisors, solicitors, accountants, public relations, transportation and litigation). Total cash expenditures to date relating to this solicitation have been approximately $25,000.00.

The Participants intend to seek reimbursement from the Company for its actual expenses in connection with this solicitation. If elected, the nominees will submit the matter to a vote of the Board of Directors, which may then vote to submit the matter to a vote of the Company's Stockholders. If elected to the Board of Directors, Mr. Davis, Mr. Asmo and Mr. Scott intend to vote in favor of reimbursing the Participants, and if necessary, submitting the matter to a vote of the Stockholders, in which event, the Participants will vote their shares in favor of such reimbursement.

                     INFORMATION REGARDING THE PARTICIPANTS

The following persons are Participants in this proxy solicitation:

S. Robert Davis, 63, has a principal occupation of serving as the Chairman of the Board and President of Media Source, Inc., located at 5695 Avery Road, Dublin, Ohio 43016, which is also his business address. The operations of Media Source are run principally through its wholly-owned subsidiary, MT Library Services, Inc. under the name Junior Library Guild, which distributes children's literature throughout the United States, primarily through subscription services. The Company also operates Oxford Resources, Inc., a wholly owned subsidiary, which sells children's books to the public as well as to the school and library market. Mr. Davis beneficially owns an aggregate of 204,300 shares of the Common Stock of the Company, and he does not own any shares of the Common Stock of record that he does not own beneficially.

Randall J. Asmo, 38, is principally occupied as the Executive Vice President and Director of Media Source, Inc., located at 5695 Avery Road, Dublin, Ohio 43016, which is also his business address. Mr. Asmo has also served as an officer of several privately-held real estate development companies and of other small business enterprises. He is the beneficial owner of record of an aggregate of 2,005 shares of Common Stock of the Company, and he does not own any shares of the Common Stock of record that he does not own beneficially.

Harley J. ("Jay") Scott, 55, is principally occupied as serving as the owner of Tanglewood Golf Club, located at 1086 Cheshire Road, Delaware, Ohio 43015, which is also his business address. He is the beneficial owner of record of an aggregate of 4,372 shares of Common Stock, and he disclaims an indirect interest in 3,630 shares held by his mother solely in her own name. Mr. Scott does not own any shares of the Common Stock of record that he does not own beneficially.

Please refer to Exhibit A for a table listing all of the securities of the Company purchased or sold by the Participants within the past two years, the dates on which they were purchased or sold, and the amounts paid for each purchase or sale.

No Participant is now, or was within the past year, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including but not limited to joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profit, or the giving or withholding of proxies. Except as described in this Proxy Statement or in Exhibit A, neither any Participant nor any associate of any Participant (a) has engaged in or has a direct or indirect interest in any transaction or series of transactions since the beginning of the Company's last fiscal year, or in any currently proposed transaction, to which the Company or any of its subsidiaries was or is to be a party, (b) has been indebted to the Company or any of its subsidiaries, (c) has borrowed any funds for the purpose of acquiring or holding any securities of the Company, or is presently, or has been within the past year, a party to any contract, arrangement or understanding with any person with respect to any future employment by the Company or its affiliates or with respect to any future transactions to which the registrant or any of its affiliates will or may be a party, or (d) is the beneficial or record owner of any securities of the Company or any parent or subsidiary of the Company. The Participants have no knowledge of any person who is a party to an arrangement or understanding pursuant to which a nominee for election as a director is proposed to be elected.

              OTHER INFORMATION REGARDING THE DAVIS GROUP NOMINEES

Set forth below are the name, age, business address, present principal occupation, employment history and directorships of each of the Davis Group's nominees for at least the past five years. None of the entities referred to below is a parent or subsidiary of the affiliate of the Company.

                              Present Principal Occupation, Five Year Employment
Name, Age and Business Address                History and Directorships
------------------------------                -------------------------
S. Robert Davis, 63             Mr. Davis has been the Chairman of the Board
c/o Media Source, Inc.          and President of Media Source, Inc.
5695 Avery Road                 (OTCBB: MESH) for at least the past five years.
Dublin, Ohio 43016


Randall J. Asmo, 38             Mr. Asmo has been Executive Vice President and
c/o Media Source, Inc.          a director of Media Source, Inc. (OTCBB: MESH)
5695 Avery Road                 for at least the past five years.  He has also
Dublin, Ohio 43016              served as an officer of several privately-held
                                real estate development companies and other small business enterprises.


Harley J. Scott, 55             For at least the past five years Mr. Scott has
1086 Cheshire Road              been principally occupied as the owner and
Delaware, Ohio 43015            manager of Tanglewood Golf Club.

                  LITIGATION BETWEEN MR. DAVIS AND THE COMPANY

On June 21, 2002, Mr. Davis filed a derivative lawsuit against the Company and its Board of Directors in the United States District Court for the Southern District of Ohio (the "Lawsuit"). The Lawsuit alleged (a) that the Board of Directors breached its fiduciary duty owed to the Company and the Stockholders both in incurring and allegedly misinforming the Stockholders and the public about, a fourth quarter 2001 write-down of approximately $1.4 million of the Company's assets (the "Write-Down") and (b) that the Board of Directors has denied Mr. Davis his right to inspect the Company's books and records of account pursuant to Section 1701.37 of the Ohio Revised Code. The factual basis for the causes of action was the Write-Down, which represented over 21% of DCB's net income for the entire year. Due to the sequences and timing of the Write-Down and the failure of the Board of Directors to account for the Write-Down, questions exist as to whether the losses comprising it were properly accounted for, whether the losses are connected to a series of operational and structural inefficiencies and further whether the management and Board of Directors have wrongfully used their fiduciary positions to utilize corporate assets without properly disclosing the origin, timing and existence of expenses and losses.

The Lawsuit sought a mandatory injunction requiring the Company to provide Mr. Davis with access to the Company's books and records of account for the purpose of determining the source and content of the Write-Down. On March 31, 2003, the Court dismissed the Lawsuit on the basis of lack of subject matter jurisdiction. The Davis Group is currently considering all available options with respect to the Lawsuit.

                    COMPENSATION OF NOMINEES BY THE COMPANY

None of the Davis Group nominees has ever received plan or non-plan compensation from the Company or any of its subsidiaries.

                       PLEASE CALL IF YOU HAVE QUESTIONS

If you have any questions or if you require any assistance, please contact D.F. King & Co., Inc., the proxy solicitors for the Davis Group, at the following address and telephone number:

                             D.F. King & Co., Inc.
                                 48 Wall Street
                            New York, New York 10005
                          Call Toll Free: 800-967-7574
                               212-809-8839 (fax)

Please also feel free to contact the Davis Group:

                              Mr. S. Robert Davis
                                5695 Avery Road
                               Dublin, Ohio 43016
                          Call Toll Free: 800-242-8749
                               614-889-7841 (fax)

IT IS IMPORTANT THAT YOU SIGN AND DATE YOUR WHITE PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE TO AVOID UNNECESSARY EXPENSE AND DELAY. NO POSTAGE IS NECESSARY.

                                                Sincerely,

                                                The Davis Group
                                                S. Robert Davis
                                                Randall J. Asmo
                                                Harley J. Scott

                                   EXHIBIT A

          Additional Information Regarding Members of The Davis Group

The following table sets forth information regarding holdings of Common Stock by members of the Davis Group:


Participant and Address    Shares Held Beneficially           Percent of Class
-----------------------    ------------------------           ----------------
S. Robert Davis                 204,300                             4.9%
5695 Avery Road
Dublin, Ohio 43016

Randall J. Asmo                   2,005                              .05%
5695 Avery Road
Dublin, Ohio 43016

Harley J. Scott                   4,372                              .10%
1086 Cheshire Road
Delaware, Ohio 43015

                        Transactions in the Common Stock

The following transactions are the only transactions during the past two years with regard to any Group member; all of which are purchases:

S. Robert Davis
---------------
Date                    Number of Shares                    Price per Share ($)
----                    ----------------                    -------------------
4/16/2001                       12,000                           $   11.2519
6/4/2001                        30,000                           $   14.1208
6/13/2001                       22,950                           $   14.1310
6/26/2001                       44,500                           $   14.0000
8/1/2001                         1,350                           $   13.8167
8/2/2001                         5,000                           $   14.1045
8/20/2001                        9,727                           $   14.3746
8/30/2001                        3,200                           $   14.2570
10/22/2001                       7,000                           $   13.2532
11/27/2001                      13,300                           $   12.1698
12/20/2001                         500                           $   12.9000
2/6/2002                         1,920                           $   13.2117
2/7/2002                         1,000                           $   13.6500
2/7/2002                           200                           $   13.1521
2/8/2002                           600                           $   14.1000
2/8/2002                           200                           $   14.1000
2/19/2002                        1,000                           $   14.4500
2/19/2002                        1,000                           $   14.4500
2/25/2002                        1,000                           $   14.7500
2/25/2002                          500                           $   14.7500
3/5/2002                         1,000                           $   14.9500
3/5/2002                         1,000                           $   14.9500
3/5/2002                           600                           $   14.9000

3/5/2002                           200                           $   14.9000
3/7/2002                         1,000                           $   15.0200
3/14/2002                        1,000                           $   15.4000
3/21/2002                        5,665                           $   15.7040
3/26/2002                        2,000                           $   15.8700
3/26/2002                        4,750                           $   15.8747
4/8/2002                         1,000                           $   16.3500
4/8/2002                         1,000                           $   16.3500
4/11/2002                          500                           $   16.7000
4/11/2002                        1,000                           $   16.6000
4/16/2002                          450                           $   16.9000
4/16/2002                          550                           $   16.9000
4/16/2002                        1,000                           $   16.6000
4/16/2002                        2,000                           $   16.5500
4/16/2002                        1,400                           $   16.5500
4/16/2002                          300                           $   16.5500
4/23/2002                          600                           $   16.8333
4/23/2002                        1,000                           $   16.8500
4/23/2002                        1,000                           $   16.8500
4/24/2002                        1,800                           $   16.5936
4/25/2002                           38                           $   17.0000
5/1/2002                           500                           $   16.8000
5/2/2002                           500                           $   17.2929
5/2/2002                           200                           $   17.2929
5/2/2002                         1,000                           $   17.3500
5/3/2002                         1,200                           $   17.8388
5/6/2002                           400                           $   17.7300
5/14/2002                          200                           $   18.0750
5/15/2002                          200                           $   19.2167
5/15/2002                          100                           $   19.2167
5/17/2002                          500                           $   19.2000
5/17/2002                          200                           $   19.2500
5/17/2002                          300                           $   19.4167
5/17/2002                          200                           $   20.1000
5/17/2002                          800                           $   20.3500
5/17/2002                          200                           $   20.8800
5/17/2002                          300                           $   20.8800
5/17/2002                          500                           $   20.9500
5/17/2002                          200                           $   20.6000
5/20/2002                          500                           $   21.2000
5/20/2002                          300                           $   21.1000
5/20/2002                        1,800                           $   18.6325
5/22/2002                        6,000                           $   18.2838
5/24/2002                          200                           $   19.8500
5/24/2002                          200                           $   19.6500

Randall J. Asmo
---------------
Date                    Number of Shares                     Price per Share ($)
----                    ----------------                     ------------------
4/30/02                          5                                  $16.5000
3/21/03                      1,000                                  $18.8500
3/24/03                      1,000                                  $18.8500

Harley J. Scott
---------------
Date                    Number of Shares                     Price per Share ($)
----                    ----------------                     ------------------
None in the past two years


The amount of funds expended by S. Robert Davis to acquire the 204,300 shares of Common Stock he holds in his name is $2,707,000.00. Such funds were provided by personal funds and by an unsecured line of credit from The Huntington National Bank, N.A. As of the date of this Proxy Statement, there was $2,500,000.00 outstanding on the line of credit.

The amount of funds expended by Randall J. Asmo to acquire the 2,005 shares of Common Stock he holds in his name is $37,947.50. Such funds were provided from Mr. Asmo's personal funds.

The amount of funds expended by Harley J. Scott to acquire the 4,372 shares of Common Stock he holds in his name is $29,000.00. Such funds were provided from Mr. Scott's personal funds. Mr. Scott also acquired shares of the Common Stock held in his name by gift and by inheritance.

None of Messrs. Davis, Asmo and Scott is required to file reports under Section 16(a) of the Securities Exchange Act of 1934, as amended, with respect to the Common Stock.

                                   IMPORTANT
                                   ---------


1. Be sure to vote on the WHITE proxy card. Vote "FOR" the Group Nominees. We urge you to not sign any proxy card that is sent to you by the Company, even as a protest vote against the Board of Directors. Remember, each properly executed proxy you submit revokes all prior proxies.

2. If any of your shares are held in the name of a bank, broker, or other nominee, please sign, date and return the proxy card in the envelope provided or contact the party responsible for your account and direct him/her to vote on the WHITE proxy card "FOR" the Group Nominees.

3. If you have any questions or need assistance in voting your shares, please contact:

                             D.F. KING & CO., INC.
                           1-800-967-7574 (toll free)

                             PRELIMINARY PROXY CARD
                             ----------------------

                                     PROXY

          THIS PROXY IS SOLICITED BY THE DAVIS GROUP IN OPPOSITION TO
                 THE BOARD OF DIRECTORS OF DCB FINANCIAL CORP.


                              DCB FINANCIAL CORP.
                      2003 ANNUAL MEETING OF STOCKHOLDERS


The undersigned hereby appoints S. Robert Davis as proxy with full power of substitution, to vote in the name of and as proxy for the undersigned at the Annual Meeting of DCB Financial Corp. (the "Company") to be held on May 21, 2003, at 4:00 p.m. (local time), and at any adjournment(s) or postponement(s) thereof, according to the number of votes that the undersigned would be entitled to cast if personally present at the Annual Meeting as follows:

PROPOSALS:

1. ELECTION OF DIRECTORS - To elect S. Robert Davis, Randall J. Asmo and Harley J. Scott as Class I directors.

                              FOR [ ] WITHHOLD [ ]


Instructions: If you wish to vote for the election of one or two of the nominees, but not all of them, check the "FOR" box above and write the name or
names  of  the  person  you  do  not  wish  elected  in  the  following   space:
______________________________________.  If no box is marked  above with respect to this proposal, the undersigned will be deemed to vote for the proposal, except that the undersigned will not be deemed to vote for the election of any candidate whose name is written in the space provided above.

2. SHAREHOLDER PROPOSAL - To authorize and urge the Company's Board of Directors to retain an investment bank and solicit offers for the sale of the Company's stock or assets and present the highest offer to the shareholders within 120 days for their consideration.

   THE DAVIS GROUP IS NOT MAKING ANY RECOMMENDATION REGARDING THIS PROPOSAL.


                        FOR [ ] AGAINST [ ] ABSTAIN [ ]

Note: If no marking is made on this proxy card with respect to this Proposal No. 2, you will be deemed to have given a direction to abstain from voting on such proposal.

                   Please mark an "X" in the appropriate box.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned. Unless otherwise specified, this proxy will be voted "FOR" the election of the Davis Group's nominees as directors and "ABSTAIN" for the shareholder proposal. This proxy revokes all prior proxies given by the undersigned. The Davis Group intends to cumulate the votes of the shares of Common Stock held by it and hereby solicits authority to cumulate those votes which are granted to it by proxy voting in favor or the Group Nominees for election to the Board of Directors.

In his discretion, the proxy is authorized to vote upon such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof, as provided in the proxy statement accompanying this proxy.

          IMPORTANT: THIS PROXY MUST BE SIGNED AND DATED TO BE VALID.


                                Dated:
                                      --------------------------------------


                                      --------------------------------------
                                      Signature


                                      --------------------------------------
                                      Signature (if held jointly)


                                      --------------------------------------
                                      Title or Authority

Please sign exactly as your name(s) appear on the proxy cards previously sent to you. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporation name by the president or such other duly authorized officer. If a partnership or limited liability company, please sign in partnership or limited liability company name by authorized person. This proxy card votes all shares held in all capacities.


                PLEASE SIGN, DATE AND MAIL THIS PROXY CARD TODAY

             REMEMBER, ONLY YOUR LATEST DATED PROXY CARD WILL COUNT